

Bring the Old Testament to Life

01:36

The award-winning team at Cayo Films is producing The Covenant, a multi-season TV series depicting the Old Testament. Each episode will use biblical and historical texts to show the real people behind the stories and God's role in their lives. Cayo Films will also produce 2-3 additional projects, including a feature-length film about an African American girl who discovers oil on a barren plot called Sarah's Oil.

15% Complete

$1,000,000

raised from **47 investors**

Minimum Investment:	$50
Maximum Raise:	$1M
Offering Type:	Equity


From an Award Winning Team

The Covenant is brought to you by award winning screenwriters, directors, and scholars.

Investment Highlights

- Cayo Films is producing The Covenant, a dramatic episodic series of The Old Testament, and 2-3 other projects.

- An Emmy award-winning team of writers, directors, and producers

- Old Testament advisors including Dr. John Walton of Wheaton College

- Board members including industry heavyweight Emanuel Nunez

- The Cayo Films CEO was the principle accounting officer of The Chosen TV series crowdfunding success.

- Shareholders get VIP access to behind-the-scenes content and more

Who is Cayo Films?

Cayo Films is an audience-backed studio dedicated to creating high-budget films that are clean and actually entertaining. We believe audiences deserve entertaining content without having to sacrifice production quality or personal values.

Our team of award-winning film creators turn stories worth telling into movies worth watching. That is why we are starting with The Covenant. There aren't many stories worth telling more than those of The Bible. In addition to The Covenant, we'll be making 2-3 additional projects with capital raised in subsequent financing.

As an audience backed (crowd-funded) company, shareholders just like you can help bring the stories of the Bible to broader audiences. By investing in Cayo Films, you are bringing The Covenant to life and bringing these stories back to prominence in the world today, and helping support more great content in the future.





Ron Daw

Founder & CEO

Chief Accounting Officer, Director of Finance and Registered Agent for "The Chosen" TV Series.

Founder, Chairman and CEO of Nasdaq listed Daw Technologies.

Gina Wheelock

Founder & Vice President

Ford Foundation Scholar at George Fox University. Fosters interfaith dialogue surrounding the biblical narratives.





Mike Erwin

Founder

Executive Producer for the critically acclaimed documentary "A River Below."

Emanuel Nunez

Board Member & Advisor

35 years of experience in talent and film finance. Representative for Robert Deniro, Al Pacino, Brad Pitt, Will Smith, and more.



John Shepherd

Board Member

35 years of filmmaking experience. The Stoning of Soraya M, The Ultimate Gift, and more.

What is The Covenant?

The Covenant is a dramatic multi-season TV series adaptation of the stories of the Old Testament. Directed by Cyrus Nowrasteh (The Young Messiah, The Stoning of Soraya M) and written by Andrew Klavan (The Daily Wire, Edgar Award Winner), The Covenant leads viewers through the stories of patriarchs and prophets, saints and sinners, conquerors and kings. Each episode will depict the lived experiences of characters including Daniel, Esther, Abraham, and Ruth. Through these honest depictions, The Covenant will show God's connection to people in ancient times, and His connection to us today.

Why Should You Invest?

Cayo Films and The Covenant are backed by audiences and open to investors thanks to the Jumpstart Our Business Startups Act of 2012. This means that you can become a shareholder of Cayo Films and help bring the important stories of the Old Testament to life through The Covenant. Below are a few key reasons why our investors are backing The Covenant and investing in Cayo Films.

1. Impact a broken world with uplifting content.

The Old Testament contains 4,000 years of content. This series is a rare opportunity to create inspiring content for generations to come and has the potential to be a legacy project with exponential, lasting impact. You can become part of the legacy and support a mission to make scripture relatable to modern audiences





2. Prevent foundational stories from being misunderstood.

The stories of The Bible are misunderstood by Hollywood. Dramatic retellings of the text make the stories and characters un-relatable and sometimes unrecognizable. These are stories shared by the entire human family and should be preserved through honest, entertaining depictions of God's relationship with his people.

3. Artistic, dramatic, and true to the Biblical and historical texts

The Covenant is guided by leading Old Testament biblical scholars like Dr. John Walton of Wheaton College. We will deliver honest depictions of characters as they appear in scripture and other historical texts. These are humans with real experiences whose stories will be told without sacrificing authenticity by the award-winning directors and writers working on the project.

4. A massive opportunity for change.

The Bible is central to the history of all of Western civilization. It's the common heritage of the entire Judeo-Christian world. Supporting The Covenant allows you to build something influential that brings people around the world back to these cherished stories, and back to God.

The Power of The Covenant

There are not many stories worth telling more than those of The Bible. These are stories that are foundational to our lives, communities, and civilization, but are at real risk of disappearing from our culture. We are dedicated to making the stories of the Old Testament into entertaining and uplifting media experiences worth watching.

01:16

We started Cayo Films to tell powerful stories—like the stories of The Covenant. These stories are often misunderstood and even in danger of being forgotten. We want to prevent that. Future generations deserve to have approachable, engaging content that exposes the human experience through the lens of God and His people. Cayo Films is our effort to unite those people into a community that can fund quality content starting with the greatest stories ever told in the Bible.

The Team Behind The Covenant

From award-winning creatives to biblical scholars to seasoned industry leaders, meet the team behind The Covenant.





Andrew Klavan

Writer & Exec. Producer

2-time Edgar Award winner for crime and suspense

Cyrus Nowrasteh

Director & Exec. Producer

Award-winning director of The Stoning of Soraya

novels. Host of acclaimed "The Andrew Klavan Show" on The Daily Wire.

M, The Young Messiah, and Infidel. Screenwriter for Steven Speilberg and Oliver Stone.



John Walton

Old Testament Scholar

More than 25 books on Old Testament subjects. Professor at Wheaton College.

Investor Perks

All

All investors, regardless of amount, are eligible for the following perks.

Show Credit

Digital Copy of the Pilot

25% Friends and Family Viewing Discount

In addition, all investors who invest a minimum of $1,000 during the first 45 days of the offering are considered Early Investors. The Early Investors will be given additional shares in an amount equal to 10% of the Shares issued to such investor. Please see the company's Form C for full details on Investor Perks.

$1K+

Limited edition

Includes all previous perks (except for the Early Investors perk) plus investor will receive a 35% discount off the purchase price for season 1 of The Covenant.

$5K+

25% Discount on All Seasons

$5K+

Includes all previous perks (except for the Early Investors perk) plus a 25% discount off normal purchase price for all future seasons of The Covenant.

$10K+   Behind the Scenes

Includes all previous perks (except for the Early Investors perk) plus investor will be given the opportunity to visit the production set of The Covenant for 2 days during filming, which will include lunch with the director and photographs with cast and directors on set, subject to the investment being made prior to commencement of filming of the Pilot. Travel and expenses will be at each investor's cost.

$20K+   Become an Extra

Includes all previous perks (except for the Early Investors perk) plus investor will be given the opportunity to be a "extra" in the Pilot, subject to the investment being made prior to commencement of filming of the Pilot. Travel and expenses will be at each investor's cost.

$30K+   Attend Pilot Premier

Includes all previous perks (except for the Early Investors perk) plus investor receives 2 tickets to attend the Pilot premier, walk the red-carpet event. Travel and expenses will be at each investor's cost.

$50K+   Red Carpet

Includes all previous perks (except for the Early Investors perk) plus 2 tickets to the Pilot premier party with Cayo Films' executives, producers, creator, director, cast and crew. Travel and expenses will be at each investor's cost.

$100K+   Visit the Set

Includes all previous perks (except for the Early Investors perk) plus 2 coach class airfare and 4-star accommodations for 3 nights to the production set of The Covenant.

$200K+   Exclusive Access

Includes all previous perks except for the Early Investors perk and the $100,000+ Investment tier, plus 2 first class airfare and 4-star accommodations for 3 nights to the production set of The Covenant.

$300K+   Executive Producer Credits

Includes all previous perks (except for the Early Investors perk) plus investor(s) will be named as an executive producer. Placement and size of the credit is at sole discretion of Cayo Films, in all of the Productions.

Frequently Asked Questions

— **For whom is The Covenant being made?**

The series is not made for a specific faith or group. There are dozens of different religions with beliefs rooted in the Old Testament. Each person has their own interpretation of the same events, so by telling the stories truthfully to the text, The Covenant will honor the stories without making religious commentary for any particular faith.

+ **I'm not religious. Why should I still support this project?**

+ **How is this different from other biblical movies or series?**

+ **What is your relationship to the Chosen?**

+ **How will God be represented?**

+ **Why invest in startups?**

+ **What types of securities can I buy on DirectCF?**

+ **How much can I invest?**

+ **How do I calculate my net worth?**

+ **What are the tax implications of an equity crowdfunding investment?**

+ **Who can invest in a Regulation CF Offering?**

+ **What do I need to know about early-stage investing? Are these investments risky?**

+ **When will I get my investment back?**

+ **Can I sell my shares?**

+ What information does DirectCF collect from issuers related to their offering?

+ What happens if a company does not reach their funding goal?

+ How can I learn more about a company's offering?

+ What if I change my mind about investing?

+ How do I contact someone at DirectCF?

Join the Discussion

Name

John

Email address

john.smith@gmail.com

Message

Message

I'm not a robot

reCAPTCHA
Privacy - Terms

Send



Andrey DP
Lorem ipsum dolor sit amet, consectetur adipisicing elit. Ad aliquam cupiditate dicta dignissimos et fugit, hic illum ipsam iusto labore omnis quae quam quibusdam quidem quod quos sapiente vero voluptate?
06.14.2021 05:56   **Reply**



Henry Butler
Lorem ipsum dolor sit amet, consectetur adipisicing elit
07.02.2021 07:38



Alex Investor Relations
Ad aliquam cupiditate dicta dignissimos et fugit, hic illum ipsam iusto labore omnis quae quam quibusdam quidem quod quos sapiente vero voluptate?
06.14.2021 06:05





IMPORTANT NOTICE

Cayo Films currently has a Regulation CF offering open. We also have filed for qualification of a Regulation A offering, for which the following legends apply:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM: WWW.CAYO.TV/INVESTORRELATIONS.